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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended.........................................March 31, 2000

                                       OR

   [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number.................................................001-13950

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          CENTRAL PARKING CORPORATION 1996 EMPLOYEE STOCK PURCHASE PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CENTRAL PARKING CORPORATION
                         2401 21st Avenue South, Suite 200
                         Nashville, TN 37212


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                   Index to Financial Statements and Exhibits


   Independent Auditor's Report of KPMG LLP

   Statement of Net Assets at March 31, 2000 and 1999

   Statement of Changes in Net Assets for years ended March 31, 2000, 1999 and 1998

   Notes to Financial Statements

   Exhibit 23 - Consent of KPMG LLP


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                          Independent Auditors' Report


The Administrative Committee
Central Parking Corporation 1996
Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2000 and 1999, and the related statements of changes in net assets for each of the years in the three-year period ended March 31, 2000. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2000 and 1999, and the changes in net assets for each of the years in the three-year period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP


Nashville, Tennessee
June 23, 2000
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                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN
                            Statements of Net Assets
                             March 31, 2000 and 1999

                                                2000                1999
Net assets                                     $    --               --
























See accompanying notes to the financial statements


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                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN
                       Statements of Changes in Net Assets
                   Years ended March 31, 2000, 1999, and 1998

                                                    2000            1999           1998
Employee contributions                          $ 1,482,588     $ 1,478,031     $ 966,200
Reimbursement of contributions to
   terminated employees                            (251,136)        (76,471)      (40,656)
Disbursements to purchase common stock
   of Central Parking Corporation                (1,231,452)     (1,401,560)     (925,544)
                                                -----------     -----------     ---------
              Net increase in net assets                 --              --            --
Net assets:
   Beginning of year                                     --              --            --
   End of year                                  $        --     $        --     $      --
















   See accompanying notes to the financial statements


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                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements
                                 March 31, 2000


(1)    DESCRIPTION OF THE PLAN

       The following is a brief description of the Central Parking Corporation 1996 Employee Stock Purchase Plan ("the Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan was adopted by the Board of Directors and shareholders of Central Parking Corporation ("the Company") for the benefit of its employees. It became effective on April 1, 1996.

       (B)    ELIGIBILITY

              Employees of the Company's subsidiaries are eligible to participate in the Plan if they meet the following criteria:

                  (a)   Are a permanent employee of the Company;

                  (b)   Work 20 hours or more per week;

                  (c)   Work more than five months per year;

                  (d) Are employed for three consecutive months by January 1 prior to the start of the Plan year; and

                  (e)   Have not withdrawn from the Plan in the past six months.

              An employee may choose to withdraw from the Plan at any time. Within sixty days of the Company receiving written notice of withdrawal, all accumulated contributions will be returned to the employee. That employee is then precluded from participation in the Plan for a period of six months. Participants that terminate employment with the Company prior to March 31 of any Plan year are not eligible to remain in the Plan. Accordingly, any accumulated contributions are returned to the employee.

       (C)    CONTRIBUTIONS

              Participants in the Plan can elect to contribute from a minimum of $3 per weekly payroll ($6 per biweekly payroll) to a maximum of 10% of their total annual salary. Contributions are made through payroll deductions on an after tax basis. The



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              Company holds contributions until the end of the Plan year at which point common stock of the Company is purchased and distributed to the contributing participants.

              Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received during the annual enrollment period in January prior to each Plan year.

       (D)    STOCK PURCHASE PROVISIONS

              On March 31 of each Plan year, the Plan purchases stock from the Company at a price equal to 85% of the lower of the closing stock price on either the first or last day of the Plan year. Such stock is immediately distributed to the Plan participants. At April 1, 1997 and March 31, 1998, the Company's closing stock price was $16.25 and $47.75, respectively. Accordingly, the Plan, on behalf of the participants, purchased stock at $13.813 (85% of $16.25) for the Plan year ended March 31, 1998. At April 1, 1998 and March 31, 1999, the Company's closing stock price was $47.125 and $34.50, respectively. Accordingly, the Plan, on behalf of the participants, purchased stock at $29.325 per share (85% of $34.50) for the Plan year ended March 31, 1999. At April 1, 1999 and March 31, 2000, the Company's closing stock price was $34.50 and $20.00, respectively. Accordingly, the Plan purchased stock at $17 per share (85% of $20.00) for the Plan year ended March 31, 2000. The fair market value of the stock acquired through the Plan by any one participant cannot exceed $25,000 in one calendar year as dictated by Internal Revenue Code Section 423.

              Shares purchased by the Plan on behalf of the participants are transferred into a brokerage account in the employee's name. At March 31, 2000, 1999, and 1998, 72,479, 47,794, and 67,007 shares, respectively, were transferred to participants' brokerage accounts. At April 1, 2000, 202,196 shares remained available for issuance under the Plan.

       (E)    VESTING

              Participants are automatically vested in all amounts contributed to the Plan. In the event that a participant withdraws from the Plan, all amounts previously deducted from the employee's pay are returned to the employee. Shares acquired by participants can be sold at any time. However, if a sale occurs within one year of the exercise date, the participant must notify the Company of the sale.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING AND OPERATION OF THE PLAN

              The accompanying financial statements are prepared on the accrual basis of accounting. The Plan accumulates contributions through payroll deductions. At the




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              end of the Plan year, the accumulated contributions are used to purchase shares of the Company stock in each participant's name.

       (B)    INVESTMENTS

              The Plan holds no investments at March 31, 2000 and 1999 or throughout the Plan year. Contributions accumulated throughout the Plan year are held by the Company on behalf of the Plan in a noninterest bearing account.

       (C)    PLAN EXPENSES

              The Company pays all of the expenses of the Plan.

(3)    INCOME TAX STATUS

   The Plan is intended to be an employee stock purchase plan as defined in
   Section 423 of the Internal Revenue Code (the Code) of 1986. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.


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   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Central Parking Corporation 1996
                                           Employee Stock Purchase Plan

Date: June 29, 2000                        By: /s/ Ben D. Wolfley
      ---------------------                   ------------------------------
                                              Benjamin D. Wolfley
                                              Vice-president, Controller